UNISEX ENDORSEMENT

This Endorsement modifies the Certificate to which it is attached for use in connection with a retirement plan which receives favorable income tax treatment under Sections 401, 403, 408 of the Internal Revenue Code. In the case of a conflict with any provision in the Certificate, the provisions of this Endorsement will control. The Company may further amend the Certificate from time to time to meet any requirements applicable to such plans. The effective date of this Endorsement is the Issue Date shown on the Certificate Schedule. The provisions of the Certificate are modified as follows:

1.   Deleting any reference to sex; and

2. Deleting any Certificate charges uniquely applicable to females. Male Certificate charge rates shall apply to both males and females; and

3. Deleting the settlement option rates applicable to males. Female settlement option rates shall apply to both males and females.





                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

   /s/MICHAEL T. WESTERMEYER                                /s/THOMAS J. LYNCH
        ---------                                              ---------
        Secretary                                              President